5300 Town and Country Blvd., Suite 500 Frisco, Texas 75034

November 21, 2019

Via EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE, Mail Stop 3561

Washington, D.C. 20549

Attention: Ms. Anuja A. Majmudar

Re:	Comstock Resources, Inc.
Registration Statement on Form S-3
Filed November 13, 2019
File No. 333-234685

Dear Ms. Majmudar:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Comstock Resources, Inc. (the “Registrant”) hereby requests acceleration of effectiveness of its Registration Statement on Form S-3 (File No. 333-234685), to Monday, November 25, 2019, at 9:00 a.m. Eastern Time, or as soon as possible thereafter.

Very truly yours,

/s/ ROLAND O. BURNS
Roland O. Burns
President and Chief Financial Officer

cc:	Locke Lord LLP
Jack Jacobsen